Exhibit 2

Ahold
Extraordinary General Meeting of Shareholders
Amsterdam, March 14 2016

Jan Hommen
Chairman Ahold Supervisory Board

Agenda item 1 / Agendapunt 1
Opening

Agenda item 2 / Agendapunt 2
Agenda item 2a: Approval of the Merger Proposal, resolution to merge, share premium reserves and approval for the method of fulfilling Belgian real estate formalities
Agenda item 2b: Applying the reference provisions instead of initiating negotiations with special negotiating body
Agenda item 2c: Amendment of the Articles of Association to be effected upon the Merger
Agendapunt 2a: Goedkeuring van het Fusievoorstel, besluit tot Fusie, agioreserves en goedkeuring voor de methode voor het voldoen aan Belgische onroerendgoedformaliteiten
Agendapunt 2b: Toepassing van de referentievoorschriften in plaats van onderhandelingen te starten met een bijzondere onderhandelingsgroep
Agendapunt 2c: Statutenwijziging te effectueren bij Fusie

Bringing together two successful international food retailers
Comparable business profiles and complementary geographies
Ahold
Net Sales 2015
€ 38.2bn
Net Income 2015
€ 849mn1
Employees worldwide
236,000
DELHAIZE GROUP
Net Sales 2015
€ 24.4bn
Net Income 2015
€ 369mn2
Employees worldwide
147,000
Note: Sales and Employees excludes JVs i.e. JMR for Ahold in Portugal and Super Indo for Delhaize in Indonesia
1 Represents net income, excluding income/losses from discontinued operations.
2 Represents net profit from continued operations.

Combining two networks of strong trusted local brands
Capitalize on the strong heritage and values of both companies
Ahold
Stores worldwide
3,253
DELHAIZE GROUP
Stores worldwide
3,384
Albert Heijin
Bol.com
Stop&Shop
MARTIN’S
Etos
albert
Giant
Peapod
Gall&Gall
pingo doce
GIANT
bfresh
FOODLION
DELHAIZE
Tempo
Tom&Co
SUPER INDO
MEGA IMAGE
Red MARKET
MAXI
Note: Sales 2015 and stores excludes JVs i.e. JMR for Ahold in Portugal and Super Indo for Delhaize in Indonesia

# Enhanced scale to meet evolving customer needs

## Serving over 50 million customers weekly across expanded geographic reach

**Over 50 million customers in the U.S. and Europe**

**Leading positions in all key markets**

**€62.6bn Combined 2015 sales[1]**


ME
VT
NH
MA
RI
NY
CT
PA
NJ
DE
DC
MD
WV
VA
KY
NC
TN
SC
GA
Netherlands
Belgium
Luxembourg
Czech Republic
Romania
Serbia
Greece
Ahold Presence[1]
Delhaize Presence[1]
Ahold + Delhaize Presence

Source: Ahold and Delhaize annual reports, company websites

[1] On a pro-forma basis, excludes JVs i.e. JMR for Ahold in Portugal and Super Indo for Delhaize in Indonesia

7

Key terms of the transaction
€1 billion to be returned to Ahold shareholders via a capital return and a reverse stock split prior to completion of the transaction
Financial Terms
4.75 Ahold share for each Delhaize share
Pro-forma ownership after completion circa: Ahold 61% / Delhaize 39%
Cross-border merger of Delhaize into Ahold ; Ahold to be renamed Royal Ahold Delhaize and to be ongoing listed entity
Transaction Structure
Listing on Euronext Amsterdam and Euronext Brussels post completion of the merger
Extraordinary Shareholder Meetings: March 14, 2016
Timetable
Approval Competition Authorities
Closing: expected mid 2016

Ahold used the following approach in determining the Exchange Ratio of 4.75x
Exchange ratio determination based on different methods to assess the value of both companies on a stand alone basis
Total Net Present Value future synergies is more than €4 billion
Proportionate synergy split between Ahold and Delhaize implies an exchange ratio of 4.75x
Positive expected impact of the combination on earnings per share (EPS) for Ahold in the first 12 months after completion 1
1 Excluding transaction fees, including agreed shared integration charges pre-close and post-close of the transaction and costs of potential remedies

Delivering long term value for shareholders
Critical scale in core markets
Superior platform for innovation, investment and growth
Strong local brands of supermarket, convenience stores and online
Distinctive strength in fresh, own brand and innovation
Financially robust with a strong balance sheet
Significant synergies to fully impact the bottom-line
€500 million annual run-rate synergies by Year 3 after completion
Incremental to existing cost saving programs
Accelerated earnings per share
Strong free cash flow generation

Significant value creation against a challenging market backdrop
Performance of Key Benchmarks Since Announcement (May 8, 2015)
17.5%
(4.4)%
(10.0)%
(10.8)%
AEX
DJ Stoxx 600 Retail Index
S&P 500
Ahold
Volatile and unsupportive market backdrop
Performance of the broader market and of Retail has been negative since transaction announcement
Ahold has delivered strong performance despite challenging market conditions
Shareholders have already realised significant value creation
Potential for further upside as transaction benefits are delivered over time
Ahold Delhaize will be better positioned to outperform in challenging environment
Source: Datastream as at March 11, 2016.

Governance
Balanced structure with broad expertise
Presidium
Composition of Supervisory Board
Mats Jansson
Chairman
Jacques de Vaucleroy
Vice Chairman
Patrick de Maeseneire
Dominique Leroy
Bill McEwan
Jack Stahl
Johnny Thijs
Jan Hommen
Vice Chairman
Rob van den Bergh
Mary Anne Citrino
René Hooft Graafland
Mark McGrath
Ben Noteboom
Stephanie Shern
Four proposed committees: Audit/Finance/Risk, Remuneration, Governance/Nomination, Sustainability/Innovation
Balanced structure; diversity in experience, nationalities and backgrounds
Dutch Corporate Governance Code, Corporate HQ in the Netherlands

Management Board and Executive Committee
Strength, depth and retail experience in leadership team
Composition of Executive Committee
Management Board
Dick Boer
CEO
Frans Muller
Deputy CEO and Chief Integration Officer
Jeff Carr
CFO
Pierre Bouchut
COO Europe 1
Kevin Holt
COO USA
James McCann
COO USA
Marc Croonen
Chief Sustainability, Transformation & Communications Officer
Hanneke Faber
Chief E-Commerce
& Innovation Officer
Jan Ernst de Groot
Chief Legal Officer
Abbe Luersman
Chief Human
Resources Officer
1 Including Indonesia

Dick Boer
Ahold President and CEO

Ahold Delhaize: A compelling strategic rationale
Merger to form a large, more innovative company with market-leading retail offerings and strong, trusted local brands
Combination of two companies with complementary cultures, similar values and neighboring geographies, as well as a shared focus on the customer
Will create a superior customer offering with enhanced choices in products, services and shopping in stores and online in an omni-channel environment
The combined business will offer an even better place to work for associates as well as a continued commitment to the local communities it serves
A strong financial profile will enable Ahold Delhaize to fund continued innovation, investment in future growth and to deliver attractive returns to shareholders

Driving increased customer relevance and innovation
Local Supermarkets
Con-venience Stores
Online
Specialty Stores
Compact Hypers
Our strong local brands form a solid foundation for the future
Delivering high-quality goods and services at competitive prices
A broader selection in fresh food, own brands and focus on innovation
More and easier ways to shop in stores and online
Our dedicated teams are inspired and committed to a successful future together

Creating an even better place to work for associates
Best of both Bringing together the best of both cultures, management practices and business processes, making Ahold Delhaize a better, more attractive place to work
Great Talent Combining talented and committed associates from both organizations to create a dynamic, engaged and high performing work force
Compelling Opportunities Offering compelling career development opportunities in a larger, more diverse company

# Shared vision on Corporate Social Responsibility and Sustainability

## Ahold's Policy

- Being **responsible** is integral to our business
- We have defined **three areas** where we feel we can make the biggest impact for our stakeholders
- And we have identified **essentials** which we consider our license to operate

### Responsible Retailing

Our plan to make a positive impact on the lives of millions by 2020

| Community well-being | Healthier lives | Responsible products |
|---|---|---|
| Inspiring kids to create a healthier tomorrow. | Healthier lives. Healthier food. Within reach for all. | Good products, sustainably sourced. |

**Our essentials**

$CO_2$ reduction, zero waste to landfill, social compliance, critical commodities, associate well-being and transparent reporting

## Delhaize's Policy

On our way to SUPERGOOD

**FOCUS AREAS**

| SUSTAINABLE PRIVATE BRANDS | ASSOCIATE DIVERSITY & DEVELOPMENT | HEALTHY LIFESTYLES | ZERO WASTE |
|---|---|---|---|
| Our private brands make delicious, sustainable food affordable. | Our stores welcome diverse associates and customers. | Our customers and associates lead healthier, more sustainable lives. | Our waste-free operations support clean, thriving local communities. |

- Leveraging our combined **scale**, **skills** and **values**
- Driving **actions**, **innovation** and **impact**
- Creating **further commercial benefit** from the combined efforts

18

# Attractive financial profile and performance

## Combining profitable businesses with strong cash flow and relative low debt

Enhanced scale will enable Ahold Delhaize to better compete in its key regions, invest in innovation and meet evolving customer needs

| | Ahold (FY 2015) | + | Delhaize (FY 2015) | + | Transaction adjustments | = | Ahold-Delhaize (not on a pro-forma basis) |
|---|---|---|---|---|---|---|---|
| Sales | €38.2bn | + | €24.4bn | | | = | €62.6bn |
| Net Income | €849m[1] | + | €369m[2] | + | €360m[4] | = | €1,578m |
| Free Cash flow | €1,184 | + | €518m | + | €360m[4] | = | €2,062m |
| Net Debt[3] | €1,148m | + | €781m | | | = | €1,929m |

**Transaction expected to be earnings accretive within 12 months after completion [5]**

*Source: Ahold and Delhaize FY 2015 results (announced 3 March 2016), based on their respective accounting definitions. Financials are not prepared on a pro-forma basis*

*[1] Represents net income, excluding income/losses from discontinued operations.*

*[2] Represents net profit from continued operations.*

*[3] Reported net debt as per Ahold and Delhaize respective definitions*

*[4] Run-rate synergies expected to be fully realised in the third year after completion. Post tax synergies assuming a marginal tax rate of 28%*

*[5] EPS from continued operations, compared to Ahold standalone, excluding transaction fees, including agreed shared integration charges pre-close and post-close of the transaction and costs of potential remedies*

19

Cost synergies: realistic and achievable
Eliminate duplication, achieve ‘best-of-both’ efficiencies, leverage new scale
General & Administrative and Other
25-30%
15-20%
50-60%
Branded sourcing
Non-branded sourcing
Indirect sourcing
Europe
25-30%
70-75%
US
€500 million of run-rate synergies to be achieved by Year 3 after completion
40% at end of year 1
80% at end of year 2
100% at end of year 3
€350 million of one-off costs, largely split between 2016 and 2017 1
Synergies incremental to existing cost saving programs
Simplicity and Belgium
Transformation cost savings continue to be reinvested in the business
Committed to delivering to the bottom line
Total transaction fees €140 million
1 Excluding transaction fees and costs of remedies

Governance and timing of synergies
Run-rate targets validated and further refined by experts
Transparent governance and accountability
Monitoring and reporting progress on a regular basis
Expected phasing of run-rate synergies:
Direct sourcing: H2 2016-2017
Corporate HQ: H2 2016-2017
Other G&A and other: 2017-2018
Indirect sourcing (NFR): H2 2016-2018
2016 2017 2018

Transaction process on track to close mid-2016
June 24 Merger announcement March 14 EGMs of both companies Approval by competition authorities Capital repayment and reverse stock split Mid-2016 Merger completion
Update on regulatory procedures:
Belgian Competition Authority decision expected this month
FTC procedure in the United States progressing on track
Capital repayment and reverse stock split prior to merger completion

Merger preparation workstreams on track, focused on four areas
Merger Preparation
Transaction
Future Strategy
Organizational Structure
Integration Preparation
Integration teams fully up to speed, getting ready for day one
Synergy capturing program progressing well; target of €500 million run-rate in 3 years after completion still viewed as realistic and achievable
Organization design completed and position assignments ongoing at mid-management levels

Developing Ahold Delhaize Strategy to build great local brands
Leading positions in each market #1 or #2 position in every market
Operate as multi-brand retailer with strong local brands
Delhaize to remain leading brand in Belgium
Clear format strategy Supermarkets as our main format
Seek growth in convenience formats
Maintain and pursue leading position in e-commerce and omnichannel
Attractive customer proposition Deliver competitive prices
Differentiate by Best in Own Brands, Fresh & Healthy, and Most Local and Personal
Be recognized for great customer-focused people and service
Improved efficiency Fuel investment in the customer proposition through highly competitive cost position
Focus post closing efforts on synergy extraction in US and Benelux

Capital structure and financial policy going forward
Highly cash generative businesses, enabling Ahold Delhaize to invest in future growth and deliver attractive returns to shareholders
Balanced approach to investing in profitable growth and returning excess liquidity
Expected dividend policy: 40-50% payout ratio of adjusted net income
Committed to investment grade credit rating
Strategy Update and Capital Markets Day targeted for Q4 2016

Excited about our future together
Compelling strategic rationale for the merger: The right combination at the right time
Combining strong heritage, similar values and a shared focus on the customer
Working together with highly skilled and engaged Delhaize management and associates
Creating a stronger, international food retailer and delivering value for all stakeholders:
A superior customer offering
Attractive opportunities for our associates
Better serving our communities
A compelling value proposition for shareholders

Jan Hommen
Chairman Ahold Supervisory Board

Agenda item 2 / Agendapunt 2
Agenda item 2a: Approval of the Merger Proposal, resolution to merge, share premium reserves and approval for the method of fulfilling Belgian real estate formalities
Agenda item 2b: Applying the reference provisions instead of initiating negotiations with special negotiating body
Agenda item 2c: Amendment of the Articles of Association to be effected upon the Merger
Agendapunt 2a: Goedkeuring van het Fusievoorstel, besluit tot Fusie, agioreserves en goedkeuring voor de methode voor het voldoen aan Belgische onroerendgoedformaliteiten
Agendapunt 2b: Toepassing van de referentievoorschriften in plaats van onderhandelingen te starten met een bijzondere onderhandelingsgroep
Agendapunt 2c: Statutenwijziging te effectueren bij Fusie

Voting procedure / Stem procedure
Register your vote by pressing 1, 2 or 3
Om te stemmen, druk 1, 2 of 3
1 = for / voor
2 = against / tegen
3 = abstention / onthouding
Correction / Correctie
Make your choice again. Your last choice will be registered.
Maak opnieuw uw keuze. Uw laatste keuze geldt.

Agenda item 3 / Agendapunt 3
Proposed appointments of members of the Management Board and the Supervisory
Board in relation to the merger
Voorgestelde benoemingen van de leden van de Raad van Bestuur en de
Raad van Commissarissen met betrekking tot de fusie

Agenda item 3a / Agendapunt 3a
Proposal to appoint Frans Muller as member of the Management Board
(with effect from the Effective Time and conditional upon the Merger having become effective)
Voorstel tot benoeming van Frans Muller tot lid van de Raad van Bestuur
(per de Effectieve Tijd en voorwaardelijk aan het van kracht worden van de Fusie)
Composition of Executive Committee
Manage-ment
Board

Agenda item 3b / Agendapunt 3b
Proposal to appoint Pierre Bouchut as member of the Management Board
(with effect from the Effective Time and conditional upon the Merger having become effective)
Voorstel tot benoeming van Pierre Bouchut tot lid van de Raad van Bestuur
(per de Effectieve Tijd en voorwaardelijk aan het van kracht worden van de Fusie)
Composition of Executive Committee
Manage-ment
Board

Agenda item 3c / Agendapunt 3c
Proposal to appoint Kevin Holt as member of the Management Board
(with effect from the Effective Time and conditional upon the Merger having become effective)
Voorstel tot benoeming van Kevin Holt tot lid van de Raad van Bestuur
(per de Effectieve Tijd en voorwaardelijk aan het van kracht worden van de Fusie)
Composition of Executive Committee
Manage-ment
Board

Agenda item 3d / Agendapunt 3d
Proposal to appoint Mats Jansson as member of the Supervisory Board
(with effect from the Effective Time and conditional upon the Merger having become effective)
Voorstel tot benoeming van Mats Jansson tot lid van de Raad van Commissarissen
(per de Effectieve Tijd en voorwaardelijk aan het van kracht worden van de Fusie)
Presidium
Composition of Supervisory Board

Agenda item 3e / Agendapunt 3e
Proposal to appoint Jacques de Vaucleroy as member of the Supervisory Board
(with effect from the Effective Time and conditional upon the Merger having become effective)
Voorstel tot benoeming van Jacques de Vaucleroy tot lid van de Raad van
Commissarissen (per de Effectieve Tijd en voorwaardelijk aan het van kracht worden van de Fusie)
Presidium
Composition of Supervisory Board

Agenda item 3f / Agendapunt 3f
Proposal to appoint Patrick De Maeseneire as member of the Supervisory Board
(with effect from the Effective Time and conditional upon the Merger having become effective)
Voorstel tot benoeming van Patrick De Maeseneire tot lid van de Raad van
Commissarissen (per de Effectieve Tijd en voorwaardelijk aan het van kracht worden van de Fusie)
Presidium
Composition of Supervisory Board

Agenda item 3g / Agendapunt 3g
Proposal to appoint Dominique Leroy as member of the Supervisory Board
(with effect from the Effective Time and conditional upon the Merger having become effective)
Voorstel tot benoeming van Dominique Leroy tot lid van de Raad van Commissarissen
(per de Effectieve Tijd en voorwaardelijk aan het van kracht worden van de Fusie)
Presidium
Composition of Supervisory Board

Agenda item 3h / Agendapunt 3h
Proposal to appoint Bill McEwan as member of the Supervisory Board
(with effect from the Effective Time and conditional upon the Merger having become effective)
Voorstel tot benoeming van Bill McEwan tot lid van de Raad van Commissarissen
(per de Effectieve Tijd en voorwaardelijk aan het van kracht worden van de Fusie)
Presidium
Composition of Supervisory Board

Agenda item 3i / Agendapunt 3i
Proposal to appoint Jack Stahl as member of the Supervisory Board
(with effect from the Effective Time and conditional upon the Merger having become effective)
Voorstel tot benoeming van Jack Stahl tot lid van de Raad van Commissarissen
(per de Effectieve Tijd en voorwaardelijk aan het van kracht worden van de Fusie)
Presidium
Composition of Supervisory Board

Agenda item 3j / Agendapunt 3j
Proposal to appoint Johnny Thijs as member of the Supervisory Board
(with effect from the Effective Time and conditional upon the Merger having become effective)
Voorstel tot benoeming van Johnny Thijs tot lid van de Raad van Commissarissen (per de Effectieve Tijd en voorwaardelijk aan het van kracht worden van de Fusie)
Presidium Composition of Supervisory Board

Agenda item 4 / Agendapunt 4
Agenda item 4a: Amendment of the Articles of Association to increase the nominal value of the common shares
Agenda item 4b: Amendment of the Articles of Association to execute the reverse stock split
Agenda item 4c: Amendment of the Articles of Association to decrease the nominal value of the common shares, including a reduction of capital
Agendapunt 4a: Statutenwijziging tot verhoging van de nominale waarde van de gewone aandelen
Agendapunt 4b: Statutenwijziging tot uitvoering van de reverse stock split
Agendapunt 4c: Statutenwijziging tot verlaging van de nominale waarde van de gewone aandelen met inbegrip van kapitaalvermindering

Jeff Carr
Chief Financial Officer

Capital repayment and reverse stock split
Proposal for a capital repayment and reverse stock split to holders of Ahold common shares prior to completion of the intended merger with Delhaize
Return approximately €1 billion to holders of issued and outstanding common shares
Balanced approach to investing in profitable growth and returning excess liquidity to our shareholders
This is in line with our commitment to maintain an investment grade credit rating
Pro-forma ownership after completion of the capital repayment and the intended merger: circa Ahold shareholders 61% / Delhaize shareholders 39%
Advantages:
Quick return of excess cash to shareholders
Enhancing future earnings per share (EPS)
Dutch dividend withholding tax not applicable

Overview of the process
The proposed capital repayment and reverse stock split will take place in three steps, that involve three amendments of the Articles of Association:
First amendment: Nominal value of common shares is increased, to allow for the capital repayment
Second amendment: Reverse stock split consolidates common shares in a ratio equal to the capital repayment of approximately €1 billion, divided by the market value of the issued and outstanding common shares
Third amendment: Capital repayment is paid out of the nominal value of common shares, following the reverse stock split
The proposed capital repayment and reverse stock split is subject to a two-month creditor objection period and the merger being likely to be completed
The applicable ex-capital repayment and reverse stock split date, record date and payment date will be set and communicated by the Management Board
The proposed capital and reverse stock split will be effected prior to completion of the intended merger with Delhaize

How it will work
Example for clarification purposes only
Current holding
Reverse stock split (15 for 16)1
Capital repayment
Ahold
16 shares @ €20.-
Total value
€320.-
Ahold
15 shares @ €20.-
Share value
€300.-
Ahold
Repayment² @ €20.-
Cash value
€20.-
Total value
€320.-
1. Actual consolidation ratio will be determined by the Management Board.
2. For this example a number of 800 million outstanding shares is used

Jan Hommen
Chairman Ahold Supervisory Board

Agenda item 4 / Agendapunt 4
Agenda item 4a: Amendment of the Articles of Association to increase the nominal value of the common shares
Agenda item 4b: Amendment of the Articles of Association to execute the reverse stock split
Agenda item 4c: Amendment of the Articles of Association to decrease the nominal value of the common shares, including a reduction of capital
Agendapunt 4a: Statutenwijziging tot verhoging van de nominale waarde van de gewone aandelen
Agendapunt 4b: Statutenwijziging tot uitvoering van de reverse stock split
Agendapunt 4c: Statutenwijziging tot verlaging van de nominale waarde van de gewone aandelen met inbegrip van kapitaalvermindering

Agenda item 5 / Agendapunt 5
Proposal has been withdrawn and will not be voted on
Voorstel is ingetrokken en wordt niet ter stemming gebracht

Agenda item 6 / Agendapunt 6
Composition of the Management Board
Samenstelling van de Raad van Bestuur

Agenda item 6a / Agendapunt 6a
Proposal to re-appoint Jeff Carr for a new term
Voorstel tot herbenoeming van Jeff Carr voor een nieuwe termijn
Composition of Executive Committee
Management
Board

Agenda item 6b / Agendapunt 6b
Proposal to re-appoint James McCann for a new term
Voorstel tot herbenoeming van James McCann voor een nieuwe termijn
Composition of Executive Committee
Management Board

Agenda item 7 / Agendapunt 7
Composition of the Supervisory Board
Samenstelling van de Raad van Commissarissen

Agenda item 7a / Agendapunt 7a
Proposal to re-appoint Mark McGrath for a new term
Voorstel tot herbenoeming van Mark McGrath voor een nieuwe termijn
Presidium Composition of Supervisory Board

Agenda item 7b / Agendapunt 7b
Proposal to appoint Mary Anne Citrino
Voorstel tot benoeming van Mary Anne Citrino
Presidium Composition of Supervisory Board

Agenda item 8 / Agendapunt 8
Proposal has been withdrawn and will not be voted on
Voorstel is ingetrokken en wordt niet ter stemming gebracht

Agenda item 9 / Agendapunt 9
Proposal to amend the remuneration of the Supervisory Board
Voorstel tot wijziging van de bezoldiging van de Raad van Commissarissen

Rob van den Bergh
Chairman Remuneration Committee Ahold Supervisory Board

Proposed Ahold Delhaize Supervisory Board Remuneration
Benchmarked against the labor market reference group of the Ahold Delhaize Remuneration Policy.
Total costs of the Supervisory Board is equal to the sum of the existing boards.
Number of members of the Supervisory Board to decrease in the coming years
Supervisory Board Remuneration
Presidium Members
Chairman Supervisory Board € 220,000
Vice-Chairman Presidium € 180,000
Other Supervisory Board Members
Vice-Chairman Non-Presidium € 125,000
Member Supervisory Board € 90,000
Committees
Chairman Audit Committee € 30,000
Member Audit Committee € 15,000
Chairman Other Committee € 20,000
Member Other Committee € 12,500
Travel compensation
Intercontinental travel compensation € 7,500
Continental travel compensation € 2,500

Jan Hommen
Chairman Ahold Supervisory Board

Agenda item 9 / Agendapunt 9
Proposal to amend the remuneration of the Supervisory Board
Voorstel tot wijziging van de bezoldiging van de Raad van Commissarissen

Agenda item 10 / Agendapunt 10
Closing
Sluiting

Legal notices
No offer or solicitation
This communication is being made in connection with, among others, the proposed business combination transaction between Koninklijke Ahold N.V., also known as Royal Ahold (“Ahold”), and Delhaize Group NV/SA (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.
Important additional information will be filed with the SEC
In connection with the proposed transaction, Ahold has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes a prospectus. On January 28, 2016, the SEC declared the registration statement effective, and the prospectus was mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize who are non-U.S. persons (as defined in the applicable rules of the SEC)) on or around February 5, 2016. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders are able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and are able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

Legal notices
Forward-looking statements
This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Ahold’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Ahold’s and Delhaize’s shareholders; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and time frame; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize the expected benefits from the transaction; Ahold’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Ahold’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Ahold to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Ahold’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance, unforeseen tax liabilities and other factors discussed in Ahold’s public filings and other disclosures. Furthermore, this communication contains Ahold forward-looking statements as to the increase of the nominal value of the common shares, the execution of the reverse stock split, the decrease of the nominal value of the common shares including a a reduction of the capital, the renumeration of the Supervisory Board and the status of the regulatory review with the Belgian Competition Authority and the U.S. Federal Trade Commission. The foregoing list of factors is not exhaustive. Investors and shareholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Ahold does not assume any obligation to update any public information or forward-looking statements in this communication to reflect subsequent events or circumstances, except as may be required by applicable laws. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of “Royal Ahold” or simply “Ahold.”

Thank you